October 28, 2003
                                                           ADVANTEST CORPORATION
                                (Toshio Maruyama, Representative Board Director,
                                   President of Corporate Executive Officers and
                                                        Chief Operating Officer)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)


CONTACT:
Hiroshi Nakamura
(Manager, Accounting Department)
Phone: +81-(0)3-3342-7500


                           Japan Engineering Co., Ltd.
           to Become a Wholly-Owned Subsidiary through Share Exchange

On October 28, 2003, the Board of Directors of Advantest Corporation ("Advantest") has resolved to make Japan Engineering Co., Ltd. ("Japan Engineering") a wholly-owned subsidiary of Advantest through a simplified share exchange against its own stock.

In accordance with the provisions of Article 358-1 (Simplified Share Exchange) of the Commercial Code, Advantest is not planning to hold a General Meeting of Shareholders to approve the transaction.


1.  Purpose of the transaction

    Japan Engineering Co., Ltd. is a subsidiary of Advantest with its main business in the development, manufacture, and sale of semiconductor test burn-in systems. In order to further deepen technological, financial, and personnel relations between the two companies, and with a view to strengthening the management and enlarging the operations of Japan Engineering, agreement has been reached to make Japan Engineering a wholly-owned subsidiary of Advantest through a share exchange.

2.  Terms of the share exchange

    (1) Transaction schedule

        October 23, 2003       Approval of Share Exchange Agreement by the Board
                               of Directors of Japan Engineering

        October 28, 2003       Approval of Share Exchange Agreement by the Board
                               of Directors of Advantest

        October 28, 2003       Signing of Share Exchange Agreement

        November 13, 2003      Approval of Share Exchange Agreement by the
                               General Meeting of Shareholders of Japan
                               Engineering (anticipated)

        December 16, 2003      Exchange of Shares (anticipated)

    (2) Share exchange ratio

--------------------------------------------------------------------------------
      Name of company      Advantest Corporation     Japan Engineering Co., Ltd.
--------------------------------------------------------------------------------
     Share exchange ratio           1                          0.077
--------------------------------------------------------------------------------

     Notes
     -----

     1.   Share exchange ratio
          Shares are to be exchanged at the ratio of 0.077 shares of Advantest Corporation for every 1 share of Japan Engineering Co., Ltd.

     2.   Basis of calculation of share exchange ratio
          The parties to the share exchange have commissioned Dai-Ichi Consulting Co., Ltd. as an independent third-party institution with the computation of the share exchange ratio, and on the basis of such computation have agreed in mutual discussions on the above-stated exchange ratio. It should be noted that in the event of a material change to the premises underlying said calculation, the above-stated exchange ratio is subject to adjustment pursuant to discussions to be held between the two parties.

     3. Method of calculation employed by the independent third party institution
          Dai-Ichi Consulting Co., Ltd. has considered various methods for calculating the share exchange ratio, including the fair value method, income capitalization method, comparable company method, net asset value method, and the discounted dividend model, and as a result applied the fair market value method in relation to Advantest and the income capitalization method in relation to Japan Engineering.

    (3) Number of shares to be allotted and delivered by Advantest pursuant to the share exchange

          Advantest will deliver 12,283 shares of common stock (owned as treasury shares) at a ratio of 0.077 shares of Advantest for every 1 share of Japan Engineering held by shareholders of record of Japan Engineering noted in the register of shareholders at the close of the day prior to the share exchange. Advantest will make no transfer of shares in respect of 595,000 shares in Japan Engineering that it already holds.

    (4)   Exchange of shares against cash subsidies

          No cash subsidies will be paid in connection with the share exchange.

    (5)   Reference date for the computation of dividends on transferred shares

          Reference date for the calculation of dividends on the 12,283 common shares in Advantest to be transferred pursuant to the share exchange shall be October 1, 2003.


3.  Company profiles of participants in the share exchange (as of September 30,
    2003)

--------------------------------------------------------------------------------------------------------------
 Registered trade name             Advantest Corporation               Japan Engineering Co., Ltd.
                                      (Parent company)                      (100% subsidiary)
--------------------------------------------------------------------------------------------------------------
Business description           Development, manufacturing, and       Design, manufacturing,
                               sale of automated test equipment      implementation, and sale of
                               and measuring instruments             electronic precision machinery and
                                                                     parts
--------------------------------------------------------------------------------------------------------------
Date of establishment          December 16, 1954                     February 13, 1974
--------------------------------------------------------------------------------------------------------------
Location of head office        1-32-1 Asahi-cho, Nerima-ku, Tokyo    2-9-2 Ikuta, Tama-ku, Kawasaki-shi,
                                                                     Kanagawa
--------------------------------------------------------------------------------------------------------------
Representative                 Toshio Maruyama,                      Akira Hatakeyama
                               Representative Board Director,        Representative Director and President
                               President of Corporate Executive
                               Officers and Chief Operating Officer
--------------------------------------------------------------------------------------------------------------
Capital                        JPY(Yen)32,362 million                JPY(Yen)305 million
--------------------------------------------------------------------------------------------------------------
Number of shares               99,783,358 shares                     754,530 shares
issued and outstanding
--------------------------------------------------------------------------------------------------------------
Stockholders' equity           JPY(Yen)179,532 million               JPY(Yen)152 million
--------------------------------------------------------------------------------------------------------------
Total assets                   JPY(Yen)241,116                       JPY(Yen)2,215 million
--------------------------------------------------------------------------------------------------------------
Fiscal year end                March 31                              March 31
--------------------------------------------------------------------------------------------------------------
Number of employees            1,448                                 76
--------------------------------------------------------------------------------------------------------------
Principal customers            Japanese and foreign private sector   Japanese and foreign manufacturers
                               manufacturers and non-manufacturers   and trading houses.
                               and public bodies
--------------------------------------------------------------------------------------------------------------
Main banks                     Mizuho Corporate Bank, Ltd.           The Bank of Tokyo-Mitsubishi, Ltd.
                               Shinsei Bank, Limited                 Mizuho Bank, Ltd.
                               The Bank of Tokyo-Mitsubishi, Ltd.
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
Principal shareholders and     Mizuho Trust & Banking Co., Ltd.      Advantest Corporation, 78.857%
percentage of shares held      (Fujitsu Account), 16.058%            Kazuo Kaneko, 5.933%
                               Japan Trustee Services Bank, Ltd.     Hironari Chiba, 1.162%
                               (Trust Account), 6.327%               Employee Stock-Ownership Plan, 1.112%
                               The Master Trust Bank of Japan, Ltd.  Mitsuhiro Tsukuda, 0.864%
                               (Trust Account), 4.928%
                               UFJ Trust Bank Limited
                               (Trust Account A), 4.397%
                               Fujitsu Limited, 4.056%
--------------------------------------------------------------------------------------------------------------
Relation to                    Capital      Advantest is a shareholder of Japan Engineering
Japan Engineering              -------------------------------------------------------------------------------
                               Personnel    Advantest sends its company officers to Japan Engineering
                               -------------------------------------------------------------------------------
                               Transactions Advantest commissions technical development services to Japan
                                            Engineering.
--------------------------------------------------------------------------------------------------------------

4.  Business performance over the last three years

                                                                                                           Unit: (Yen) million
------------------------------------------------------------------------------------------------------------------------------
                                            Advantest Corporation                            Japan Engineering Co., Ltd.
                                               (Parent company)                               (Wholly-owned subsidiary)
------------------------------------------------------------------------------------------------------------------------------
Fiscal period ending                     03/2001    03/2002     03/2003      01/2001      09/2001      03/2002      03/2003
------------------------------------------------------------------------------------------------------------------------------
Net sales                                225,309     72,928      76,686        1,928          635          508        1,836
------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                   47,802    (39,098)    (18,209)        (721)        (611)        (177)         104
------------------------------------------------------------------------------------------------------------------------------
Income (loss)                             51,177    (35,310)    (19,084)        (761)        (722)        (208)          69
before income taxes
------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                         31,820    (19,265)    (11,467)      (1,374)        (748)      (1,563)        (403)
------------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share (Yen)         319.08    (193.71)    (116.49)   (8,110.13)   (3,252.25)   (6,141.27)   (1,586.74)
------------------------------------------------------------------------------------------------------------------------------
Dividend per share (Yen)                      50         40          30         -            -            -            -
------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity per share (Yen)    2,316.01   2,051.71    1,814.36     7,317.78     6,947.42       797.22      (815.22)
------------------------------------------------------------------------------------------------------------------------------

Note: Stated figures are on a parent-only basis as per non-consolidated financial statements.
(Amounts of less the (Yen)1 million have been rounded down.)


5.  Effects after the share exchange

    (1) Registered trade name, business description, head office location, representative, capital:

         The share exchange will not affect registered trade name, business description, head office location, representative, or capital of either company.

    (2)  Business performance:

         Effects on business performance will be insignificant.

         Cautionary Statement with Respect to Forward-Looking Statements

         This press release contains "forward-looking statements" that are based on Advantest's current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include: (i) changes in demand for the products and services produced and offered by Advantest's customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest's investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest's actual results, levels of activity, performance or achievements is contained in the "Operating and Financial Review and Prospects", "Key Information - Risk Factors" and "Information on the Company" sections and elsewhere in Advantest's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.